UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  February 2, 2009
Commission file number 001-15254
ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)
(403) 231-3900

(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following documents are being submitted herewith:
•	Press Release dated January 7, 2009.

•	Press Release dated January 16, 2009.

•	Press Release dated January 29, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: February 2, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to present at the Goldman Sachs Global Energy Conference
CALGARY, Alberta, January 7, 2009 — Patrick D. Daniel, President & CEO, will be presenting at the Goldman Sachs Global Energy Conference 2009 on Thursday, January 15, 2009 at 8:00 am. ET.
To view the presentation on Thursday, January 15, 2009, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge to present at the TD Newcrest Oil Sands Forum
CALGARY, Alberta, January 16, 2009 — Stephen J. Wuori, Executive Vice President, Liquids Pipelines will be presenting at the TD Newcrest London Oil Sands Forum on Monday, January 19, 2009 at 3:05 pm. GMT.
To view the presentation on Monday, January 19, 2009, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Inc. to Webcast 2008 Year End Financial Results
CALGARY, Alberta, January 29, 2009 — Enbridge Inc. will host a webcast conference call to discuss its 2008 year end financial results as follows:

Event:	Enbridge Inc. 2008 Year End Financial Results Conference Call

Date:	Friday, February 13, 2009

Time:	7:00 a.m. Mountain Standard Time / 9:00 a.m. Eastern Standard Time
Within North America, the toll-free call in number is 1-866-271-5140. Interested parties outside North America can call in to +617-213-8893. The access code is 37315304. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 89006484.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has a growing involvement in the natural gas transmission and midstream businesses and is involved in international energy projects. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides natural gas to customers in Ontario, Quebec, New Brunswick and New York State. The Company employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Additional information about Enbridge Inc. is available on the company’s website at www.enbridge.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media	Enbridge Inc. — Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor